

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 23, 2021

Ka Leung Wong
Chief Executive Officer
Luduson G Inc.
17/F, 80 Gloucester Road
Wanchai, Hong Kong

> **Re: Luduson G Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed on December 16, 2021**
> **File No. 333-260584**

Dear Mr. Wong:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 18, 2021 letter.

Amendment No. 1 to Registration Statement on Form S-1

Risk Factors
Risk Factors Relating to Doing Business in Hong Kong, page 18

1.   Please revise to include a discussion of the amendments adopted by the SEC to finalize rules relating to the Holding Foreign Companies Accountable Act.

General

2.   Please revise to include the required interim financial statements and related disclosure for the interim period ended September 30, 2021. See Rule 8-08 of Regulation S-X.

       Please contact Kyle Wiley, Staff Attorney, at (202) 551-6001 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Jenny Chen-Drake